KIRKLAND LAKE GOLD ANNOUNCES DETAILS OF SECOND QUARTER AND FIRST-HALF 2019 CONFERENCE CALL AND WEBCAST

Toronto, Ontario - July 22, 2019 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced that the Company will release its financial and operating results for the second quarter and first half of 2019 after the market close on Tuesday, July 30, 2019. The Company will then host a conference call to review the results the next morning (Wednesday, July 31, 2019) at 10:00 am ET. Those wishing to join the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website at www.klgold.com.

Date: Wednesday, July 31, 2019, 10:00 am ET
Conference ID: 7986489
Toll-free number: (833) 241-7254
International callers: (647) 689-4218
Webcast url: https://event.on24.com/wcc/r/2021487/D7659A394B5260B3DB77683E2230B5FD

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 723,701 ounces in 2018 and is on track to achieve significant production growth over the next three years, including target production of 950,000 - 1,000,000 ounces in 2019, 930,000 - 1,010,000 ounces in 2020 and 995,000 - 1,055,000 ounces in 2021. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com